SC 13G 1 HLXB_SC13G.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

HELIX ACQUISITION CORP. II

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

G4444H101

(CUSIP Number)

FEBRUARY 9, 2024

(Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

? Rule 13d-1(b)

* Rule 13d-1(c)

? Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the notes).


CUSIP No. G4444H101


SCHEDULE 13G

1
NAMES OF REPORTING PERSONS

BC Global Opportunities IX LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?
(b) ?

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5
SOLE VOTING POWER
-0-

6
SHARED VOTING POWER
1,100,000


7
SOLE DISPOSITIVE POWER
-0-

8
SHARED DISPOSITIVE POWER
1,100,000


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000



10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
?

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12
TYPE OF REPORTING PERSON
OO


CUSIP No. G4444H101

SCHEDULE 13G

1
NAMES OF REPORTING PERSONS

BC General Partner, LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?
(b) ?

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5
SOLE VOTING POWER
-0-

6
SHARED VOTING POWER
1,100,000

7
SOLE DISPOSITIVE POWER
-0-

8
SHARED DISPOSITIVE POWER
1,100,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
?

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12
TYPE OF REPORTING PERSON
OO


CUSIP No. G4444H101

SCHEDULE 13G

1
NAMES OF REPORTING PERSONS

BC Capital Management Limited


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?
(b) ?

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5
SOLE VOTING POWER
-0-


6
SHARED VOTING POWER
1,100,000


7
SOLE DISPOSITIVE POWER
-0-


8
SHARED DISPOSITIVE POWER
1,100,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
?

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%


12
TYPE OF REPORTING PERSON
OO

CUSIP No. G4444H101


SCHEDULE 13G

1
NAMES OF REPORTING PERSONS
Tan Kuangming

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?
(b) ?

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5
SOLE VOTING POWER
-0-

6
SHARED VOTING POWER
1,100,000


7
SOLE DISPOSITIVE POWER
-0-


8
SHARED DISPOSITIVE POWER
1,100,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
?

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12
TYPE OF REPORTING PERSON

IN


CUSIP No. G4444H101

SCHEDULE 13G



Item 1.

(a) Name of Issuer:

Helix Acquisition Corp. II

(b) Address of Issuers Principal Executive Offices:

Cormorant Asset Management, LP
200 Clarendon Street,
52nd Floor Boston,
Massachusetts 02116

Item 2.
(a) Name of Person Filing:
(b) Address of Principal Business Office:
(c) Citizenship:

BC Global Opportunities IX LP
Offices of Tricor Services(BVI) Limited,
2/F, Palm Grove House,
PO Box 3340 Road Town,
Tortola, British Virgin Islands
Citizenship: British Virgin Islands

BC General Partner, LP
Office of Tricor Services (BVI) Limited,
2/F, Palm Grove House,
PO Box 3340 Road Town,
Tortola, British Virgin Islands
Citizenship: British Virgin Islands

BC Capital Management Limited
Office of Tricor Services (BVI) Limited,
2/F, Palm Grove House,
PO Box 3340 Road Town,
Tortola, British Virgin Islands
Citizenship: British Virgin Islands

Tan Kuangming
Room 1210-12, 12/F, Nan Fung Tower,
No. 88 Connaught Road Central,
Central, Hong Kong
Citizenship: Hong Kong

(d) Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares")

(e) CUSIP Number:

G4444H101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ?	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ?	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ?	Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c);

(d) ?	Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ?	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ?	An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);

(g) ?	A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G);

(h) ?	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ?	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j) ?	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b) Percent of Class:

See response to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of See response to Item 8 on each cover page.
   The securities disclosed herein as potentially beneficially owned by BC Global Opportunities IX LP, BC General Partner, LP,
   BC Capital Management Limited and Mr. Tan Kuangming are held by entities subject to voting control and investment discretion by BC Global Opportunities IX LP and/or other investment managers that may be controlled by BC General Partner, LP (the General Partner of BC Global Opportunities IX LP) and
   Mr. Tan Kuangming (the sole voting trustee of the General Partner of BC Capital Management Limited). The foregoing should not be construed in and of itself as an admission by BC Global Opportunities IX LP, BC General Partner, LP,
   BC Capital Management Limited or Mr. Tan Kuangming as to beneficial ownership of the securities held by such entities.

Item 5. Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ? .

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification

  By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  G4444H101

SCHEDULE 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 4, 2024


BC Global Opportunities IX LP

By: BC General Partner, LP
its General Partner



By: /s/Tan Kuangming
Name: Tan Kuangming
Title: Director


BC General Partner, LP

By: /s/Tan Kuangming
Name: Tan Kuangming
Title: Director


BC Capital Management Limited

By: /s/Tan Kuangming
Name: Tan Kuangming
Title: Director


/s/ Tan Kuangming
Tan Kuangming

CUSIP No.  G4444H101

SCHEDULE 13G

EXHIBIT I

FILING AGREEMENT


This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares, par value $0.0001 per share, of Helix Acquisition Corp. II will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 4, 2024


BC Global Opportunities IX LP

By: BC General Partner, LP
its General Partner



By: /s/Tan Kuangming
Name: Tan Kuangming
Title: Director


BC General Partner, LP

By: /s/Tan Kuangming
Name: Tan Kuangming
Title: Director


BC Capital Management Limited

By: /s/Tan Kuangming
Name: Tan Kuangming
Title: Director


/s/ Tan Kuangming
Tan Kuangming